Exhibit 99.1

Press Release

For Immediate Release

OTI Board of Directors Adopts Shareholders Rights Plan

Fort Lee, NJ – January 12, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that its Board of Directors has adopted a Shareholder Rights Plan. The Rights Plan is designed to enable the Company’s shareholders to realize the full long-term value of their investment and to provide for fair and equal treatment for shareholders in the event that an unsolicited attempt is made to acquire the Company.

The Company believes that adoption of the Rights Plan is in the best interests of all the Company’s shareholders, as it will help to protect shareholders against takeover tactics that may be used to gain control of the Company without paying a full and fair price that is in the best interest of all shareholders. The Plan is similar to those adopted by numerous publicly traded companies and is not intended to prevent a takeover of the Company on terms that are fair to and in the best interests of all the Company’s shareholders.

Under the Rights Plan, each ordinary share of the Company held by shareholders of record as of the close of business on January 11, 2009 , and each ordinary share issued by the Company at any time thereafter, shall give its holder a Right (the terms of which are set forth in the Rights Plan). The Right will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15 percent or more of the Company’s ordinary shares. However, if such person or group has become an “Acquiring Person” pursuant to an offer approved by the Company’s Board of Directors, such Right shall not be exercisable. Each Right, once it becomes exercisable, will generally entitle the holder, other than the Acquiring Person, to purchase from the Company either one or three ordinary shares (depending on the Company’s registered capital on the date of exercising the rights), at a purchase price of NIS0.10 per each ordinary share (subject to adjustment as provided in the plan). Prior to exercise, each Right shall trade with the Company’s shares, but shall not give their holders any dividend, voting, or liquidation rights.

The Company’s Board of Directors may redeem the Rights for no consideration at any time prior to 10 days after such time that any person or group becomes an Acquiring Person. The Rights will expire on January 10, 2012 or such later date as determined by the Board (so long as such determination is made prior to January 10, 2012) unless earlier redeemed or exchanged.

Shareholders are not required to take any actions to receive the Rights. Until the Rights become exercisable, outstanding share certificates will represent both ordinary shares of the Company and the Rights.

The full text of the Rights Plan is filed with the Securities and Exchange Commission on a Form 6-K.

About OTI

Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz